EXHIBIT 12

                              SWIFT ENERGY COMPANY
                       RATIO OF EARNINGS TO FIXED CHARGES



                                                                Year Ended December 31,
                                     -------------------------------------------------------------------------------
                                          2003            2002          2001(1)           2000            1999
                                          ----            ----          ----              ----            ----
Gross G&A                               29,803,405    26,074,408      25,974,568      23,793,995      20,518,843
Net G&A                                 14,097,066    10,564,849       8,186,654       5,585,487       4,497,400
Interest Expense, Net                   27,268,524    23,274,969      12,627,022      15,968,405      14,442,815
Rent Expense                             2,173,313     1,923,451       1,322,618       1,255,474       1,272,497
Net Income Before Taxes and
   Cumulative Effect of Change in
   Accounting Principle                 50,739,178    18,408,289     (34,192,333)     93,079,346      29,736,151
Capitalized Interest                     6,835,983     6,973,480       6,256,222       5,043,206       4,142,098
Depleted Capitalized Interest              548,996       215,433         280,929         307,249         323,124

          CALCULATED DATA

Unallocated G&A (%)                          47.30%        40.52%          31.52%          23.47%          21.92%
Non-Capital Rent Expense                 1,027,981       779,345         416,862         294,714         278,911
1/3 Non Capital Rent Expense               342,660       259,782         138,954          98,238          92,970
Fixed Charges                           34,447,167    30,508,231      19,022,198      21,109,849      18,677,883
Earnings                                78,899,358    42,158,473     (21,145,428)    109,453,238      44,595,061
Ratio of Earnings to Fixed Charges            2.29x         1.38x            --             5.18x           2.39x



     For purposes of calculating the ratio of earnings to fixed charges, fixed charges include interest expense net (which includes amortization of debt issuance costs and discounts), capitalized interest and that portion of non-capitalized rental expense deemed to be the equivalent of interest. Earnings represent income before income taxes and cumulative effect of change in accounting principle and from continuing operations before fixed charges
(excluding capitalized interest, net of depletion).

--------------------

(1) Due to the $98.9 million non-cash charge incurred in the fourth quarter of 2001 caused by a write-down in the carrying value of oil and gas properties, 2001 earnings were insufficient by $40.2 million to cover fixed charges in this period. If the $98.9 million non-cash charge is excluded, the ratio of earnings to fixed charges would have been 4.09 for 2001.